NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 02, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on May 20, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Nordstrom Inc and Navy Acquisition Co. Inc, Navy Acquisition Co. Inc., a wholly owned subsidiary of Norse Holdings, Inc., are affiliated with certain members of the Nordstrom family and related trusts and family-controlled investment vehicles (the "Family Group") and El Puerto de Liverpool S.A.B. de C.V. became effective on May 20, 2025. Each share of of Nordstrom Inc was converted into USD 24.25 in cash, without interest, less any applicable fee, and tax. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 21, 2025.